January 13, 2011

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4270

Washington, D.C.  20549

Attention:  Terrance O’Brien

Accounting Branch Chief

Re:

Propell Corporation

Form 10-K for the year ended December 31, 2009

Filed on April 15, 2010

File No. 000·53488

Dear Mr. O’Brien:

Thank you for your December 17, 2010 letter regarding Propell Corporation (“Propell”).  Enclosed is an amendment to Propell’s Form 10K for fiscal year ended December 31, 2009 and an amendment to our 10Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 which have been marked to show changes from our prior submissions.  Also, in order to assist you in your review of Propell’s amended Form 10-K and Form 10-Qs, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10·K for the Fiscal Year Ended December 31. 2009

Business, page 1

Competition, page 3

1.

In future filings, please disclose the methods of competition (e.g., price, service, product offerings, etc.) as required by Item 101 (h)(4)(iv) of Regulation S·K.

Response:  Complied with.  We have added disclosure regarding methods of competition in our Amendment to the 10-K and similar language will appear in our future 10-Ks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Our plan of operations, page 15

2.

In future filings, please expand your disclosure to address your anticipated needs for capital and the sources from which you expect to obtain such capital.

Response:  Complied with.  We have added disclosure regarding our anticipated needs for capital and the sources from which we expect to obtain such capital in our Amendment to the 10-K and similar language will appear in our future 10-Ks.

United States Securities and

    Exchange Commission

January 13, 2011

Consolidated Results of Operations for the Year Ended December 31, 2009, page 15

3.

We note revenues decreased 35% from 2008 to 2009 but operating expenses increased 51 % from 2008 to 2009. In future filings, where you observe material changes in your accounts, please provide a robust analysis that identifies and quantifies the underlying reasons for the change. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response:  We have added disclosure that provides a more detailed analysis that identifies and quantifies the underlying reasons for the material changes in our accounts regarding our anticipated needs for capital and the sources from which we expect to obtain such capital in our Amendment to the 10-K and similar language will appear in our future 10-Ks.

Liquidity and Capital Resources, page 16

4.

On page 5, we note that you have a $500,000 credit facility. Please discuss the material terms of this credit facility in your liquidity disclosure, including whether it contains any financial or other material covenants and if so, whether you are in compliance with those covenants. Additionally, it does not appear that you have filed this credit facility as an exhibit to the Form 10-K. If you have filed it with another filing, please tell us where it is located, otherwise, please file it in its entirety with your next Exchange Act filing.

Response:  Complied with.  We have provided disclosure regarding the material terms of the credit facility and attached the agreement with the credit facility as an exhibit to the amendment to the Form 10-K.

5.

On page 5 we note your trend disclosure that you expect to remain unprofitable for the foreseeable future and on page 7 we note that you may be responsible for the payment of Crystal Magic's currently outstanding debt of $839,000 owed to the U.S. Small Business Loans and the Orlando National Bank.  We also note that there is substantial doubt about your ability to continue as a going concern.  In future filings, please discuss these issues in your liquidity disclosure as well as any other known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(l) of Regulation S-K.

Response:  Complied with.  We have added disclosure to our amendment to the 10-K regarding our ability to continue as a going concern in our liquidity discussion including any known demands, commitments, events or uncertainties that will result in our liquidity increasing or decreasing in any material way and will add similar disclosure in in all future filings.

Controls and Procedures, page 16

6.

We note that management has concluded that your internal control over financial reporting was effective as of December 31, 2009, subject to certain exceptions.

This disclosure is inappropriate as management is not permitted to conclude that controls are effective subject to exceptions. Rather, management must take those problems into account when concluding whether controls are effective or ineffective. Please file an amendment to your annual report on Form 10-K for the year ended December 31, 2009 to revise your controls and procedures disclosures to state, in clear and unqualified language, the conclusion on the effectiveness of your internal control over financial reporting. If you identify any material weaknesses or significant deficiencies, please describe the current remediation status, the steps taken to remediate, and when you anticipate complete remediation. Please refer to Item 308T(a) of Regulation S-K.

Response:  Complied with.  We have revised our controls and procedures disclosures to clearly state the conclusion on the effectiveness of our internal control over financial reporting including the remediation status, the steps we have taken to remediate, and when we anticipate complete remediation.

United States Securities and

    Exchange Commission

January 13, 2011

7.

Please file an amendment to your annual report on Form 10-K for the year ended December 31, 2009 to provide the disclosure required by Item 307 of Regulation S-K, In this regard, we note your statement on page 19 that "Upon evaluating our internal controls, our board of directors determined that our internal controls are adequate to insure that financial information is recorded, processed, summarized and reported in a timely and accurate manner in accordance with applicable rules and regulations of the SEC." While this description appears to be based on The definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-J5(e) under the Exchange Act, it does not conform to the definition set forth in those rules. In this regard, we note the following issues:

•

the description refers to internal controls instead of disclosure controls and procedures;

•

the description refers to the determination of the board of directors instead of the principal executive officer and the principal financial officer;

•

the description fails to state an effectiveness conclusion; and

•

the description does not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms and is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure.

In your amendment to your Form 10-K, please provide a conclusion as to the effectiveness of your disclosure controls and procedures for the period covered by your Form 10-K. Please refer to Exchange Act Rules 13a-15(e)and JS(d)-15(e) and Item 307 to Regulation S-K for further guidance. Please comply with this comment in future filings.

Response:  Complied with.  We have provided a conclusion as to the effectiveness of our disclosure controls and procedures for the fiscal year ended December 31, 2009 and added the additional requested disclosure and will provide the required disclosure in all future filings.

Directors, Executive Officers, and Corporate Governance, page 17

8.

In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Response:  Complied with.  We have added disclosure that discusses the specific experience, qualifications, attributes and skills of all of our directors in the amendment to the 10-K and will add similar disclosure in all future filings.

Executive Compensation. page 19

9.

We note that the salaries disclosed in the Summary Compensation Table for your named executive officers are different than the salary disclosure contained in the Employment Agreements section on page 20. In future filings, please explain the reasons for these differences.

Response:  Complied with.  We have added an explanation for  the reasons for the differences between our Summary Compensation Table and our salary disclosure in our Employment Agreements in our amendment to our 10-K and will add similar disclosure in all future filings.

10.

We note that the Summary Compensation Table does not reflect any equity awards. We also note your disclosure in footnote one to the table, as well as your employment agreement disclosure on page 20 that your executive officers are entitled to specific equity awards. Please tell us why these awards are not reflected in the summary compensation table.

Response:  We have revised the Table to reflect the equity awards.

United States Securities and

    Exchange Commission

January 13, 2011

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. page 20

11.

 In future filings, please provide addresses for beneficial owners of more than five percent of any class of your voting securities for those owners that are not your executive officers or directors. See Item 403(a) of Regulation S·K.

Response:  Complied with.  We have added the addresses for beneficial owners of more than five percent in the amendment to the 10-K and will provide such addresses in all future filings.

Signatures, page 24

12.

In future filings, please have your principal accounting officer or controller to sign the Form 10·K. If this person is also your principal executive office and principal financial officer, on the signature page please identify all of the capacities in which the person is signing the report.

Response:  Complied with. Edward Bernstein is also the Principal Accounting Officer.  We have  identified him as such in the amendment to the 10-K and will also do so in  future filings.

Note 4 - Website Assets, page F-10

13.

 Please tell us the accounting literature that supports capitalizing your website asset. Please provide us a summary of the items capitalized that reconciles to the $501k that you present on the face of the balance sheet as of December 31, 2009. We note the value of your asset is the same from December 31, 2009 to September 30, 2010. Given this, it appears you believe your website asset is indefinite lived and does not require amortization. Please tell us the factors you considered in making this determination and the accounting literature that supports your accounting. Refer to ASC 350·50·05·1 for guidance.

Response:  In accordance with ASC 350-50-05-1, we believe we have properly capitalized our development stage costs related to the website.  These costs include external direct costs of materials and services, payroll and payroll-related costs for employees that were directly associated with the project, and interest costs incurred while developing the website that were related to the website. We are not amortizing the costs as we presently believe that the website has an indeterminable useful life.  Should our belief change we will begin amortizing the costs over its determinable useful life.  We review annually for impairment.

Form 10-Q for the Fiscal Quarter Ended March 31. 2010

Exhibit 31.1 - Section 302 Certification

14.

In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer", do not omit" (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) or "The registrant's other certifying officer(s) and" in paragraph 5, and do not change words like "principles" in paragraph 4(b) or "financial" in paragraph 4(d). This comment also applies to Exhibit 31.1 contained in your Form 10-Q for the period ended June 30, 2010.

Response:  Complied with.  We have revised  our Section 302 Certification in the amendment to the 10-K and will do so in future filings.

United States Securities and

    Exchange Commission

January 13, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Consolidated Statements of Cash Flows, page 4

15.

Based on your financing activities it appears you repaid $839k of notes payable and repurchased $45k in common stock. Please confirm to us that both these transactions were actual cash expenditures. If these were actual cash expenditures please tell us the source of funds. Furthermore, please confirm that you received $9k in cash for the development of website asset that you present as an investing activity.

Response:  Complied with. We have revised the Statement of Cash Flows properly classify the assets and liabilities related to the discontinued operations. The $45,000 common stock repurchase was a cash transaction and the source of funds was the proceeds derived from our convertible notes.

16.

You present a reconciling item for write-down of assets from discontinued operations of $1.2 million. However, you do not provide a detailed discussion in your filing regarding this matter. Please provide to us a summary of the assets (including the nature of the assets) and their carrying values that reconciles back to the $1.2 million presented on the face of your cash flow statement. Please tell us the economic stressors that required you to write-off these assets and when you became aware of these stressors.

Response:  Complied with.  We have revised our Statement of Cash Flows.  Please see our response to comment number 15.

Exhibit 31.1 - Section 302 Certification

Exhibit 32.1 - Section 906 Certification

17.

Since each of these exhibits is dated May 24, 2010 and you refer to the Form 10-Q for the period ending March 31, 2010 in your Section 906 certification, it appears that you have filed your March 31, 2010 Form 10-Q certifications with your June 30, 2010 Form 10-Q. Please file an amendment to your Form 10-Q for the period ended June 30, 2010 to include revised certifications. Please ensure that the revised certifications conform to the format provided in Item 601(b)(31) of Regulation S-K. Also, please ensure that the revised certifications refer to the Form 10Q/A and are currently dated. Refer to Item 601 (b)(31) of Regulation SK.

Response:  Complied with.  We have revised the certifications and filed an amended Form 10Q for the quarter ended June 30, 2010.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Consolidated Balance Sheet, page 1

18. You present the $1.2 million as liabilities from Discontinued Operations under your long-term liabilities. Please confirm to us that the entire $1.2 million is in fact long-term. If not, please present this balance under your current liabilities.

Response:  Complied with.  We have revised our Balance Sheet.

United States Securities and

    Exchange Commission

January 13, 2011

Liquidity and Capital Resources, page 14

19. In future filings please provide an update as to amounts still due to the Small Business Administration. At a minimum, your discussion should quantify amounts due, timing of payments and consequences for non-payment.

Response:  Complied with.  We have provided an update of the amounts still due to the Small Business Administration including amounts due, timing of payments and consequences for non-payment in the amendment to the September 30, 2010 10Q and will provide similar disclosure in all future filings.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

Leslie Marlow

LM:ckg

Enclosures

cc:  Propell Corporation